UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of                      May                               , 2004
                --------------------------------------------------------

                         Knightsbridge Tankers Limited
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                      (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F      [X]      Form 40-F  [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes    [_]            No     [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached as Exhibit 1 is a copy of the Press Release to Shareholders of Knightsbridge Tankers Ltd. (the "Company") dated May 14, 2004, announcing its first quarter 2004 earnings.

EXHIBIT 1



                                  KNIGHTSBRIDGE
                                 [LOGO OMITTED]
                                 TANKERS LIMITED

Knightsbridge Tankers Limited
Interim Report January - March 2004


FIRST QUARTER RESULTS

The Board of Knightsbridge Tankers Limited (the "Company") is pleased to report the highest quarterly earnings ever for the Company. The Company reports net income of $23.4 million and earnings per share of $1.37 for the first quarter of 2004. The average daily time charter equivalents ("TCEs") earned by the Company's five VLCCs was $86,185 compared with $59,688 in the immediately preceding quarter.

Net interest expense for the quarter was $2.3 million (2003 comparable quarter:
$2.2 million). At March 31, 2004 approximately 89 per cent of bank debt was fixed, decreased from 100 per cent at December 31, 2003. In the first quarter there was a $4.3 million charge to other financial items that is a non cash charge attributable to the market value adjustment on the interest rate swap. In the quarter, the interest rate swap was re-designated from being a `perfect hedge' as a result of the refinancing of the existing loan facility. Consequently mark to market adjustments will be recorded in the statements of operations rather than as an adjustment to accumulated other comprehensive income as in prior periods.

The net increase in cash and cash equivalents in the quarter was $36 million. The increase had resulted from cash generated from operating activities of $35.5 million and net proceeds of $14.2 million from refinancing the Company's loan facility less dividend payments of $13.7 million.

As of May 14, 2004, the Company has an average cash breakeven rate for its vessels of $18,886, including interest rate swap payments that will be incurred prior to its expiry in August 2004.

CORPORATE AND OTHER MATTERS

In the first quarter of 2004, the Company's long-term bareboat charters with Shell International expired and the Company's five VLCCs were redelivered to the Company during March. In conjunction with the charter terminations, the existing conditional sale and lease arrangements were terminated and the vessels were renamed and reflagged to the Marshall Islands upon redelivery to the Company. Three of the vessels have been contracted under medium-term time charters, of which two include market related profit sharing arrangements, and two vessels are operating in the spot market.

In connection with the redelivery of the vessels, the Company refinanced the existing $125.4 million debt facility with a $140 million facility. This new facility is repayable in twenty-eight quarterly instalments of $2.8 million each and a final instalment of $61.6 million due on the last payment date. The facility provides for payment of interest on the outstanding principal balance at the annual rate of LIBOR plus a margin.

On May 14, 2004, the Board declared a dividend of $2.00 per share. The record date for the dividend is May 24, 2004, ex dividend date is May 20, 2004 and the dividend will be paid on or about June 7, 2004. Following the expiration of the charters with Shell International and the employment of the Company's vessels in a combination of spot market and medium-term time charter business, the Company intends to pay distributions on a quarterly basis. The timing and amount of distributions will be dependent upon the Company's earnings, financial condition, cash requirements and availability and other factors.

THE MARKET

The strong VLCC market that we experienced in the last quarter of 2003 continued in the first quarter of 2004. Except for brief dips at the beginning and very end of the quarter, the market from the Middle East to the Far East stayed above WS 100 for the whole quarter. This was the result of continued high world oil demand due to seasonal cold weather in the U.S and Europe, continued strong growth in the demand for oil into China, and improving world economic activity. In addition, logistical problems with exports from Russia deteriorated further, and this reduction in the Russian export had to be replaced from the Middle East resulting in increased ton miles for the world VLCC fleet. Finally, oil production in Venezuela has still failed to reach pre-strike levels, the shortfall being covered from the Middle East, again resulting in increased ton miles.

According to IEA, the average OPEC 10 oil production (which excludes Iraq) in the first quarter of 2004 was approximately 25.8 million barrels per day (b/d), while the official OPEC 10 quota in the same period was 24.5 million b/d. On the 10th of February, OPEC announced that they would cut their quota by 1.0 million b/d with effect from April 1st in order to compensate for the expected seasonally weaker demand for oil. Current estimates from IEA are that OPEC 10 have produced an average of about 1.9 million b/d more than their official quotas in April, a trend that is expected to continue through the second quarter especially in view of the current exceptionally strong crude oil prices.

IEA estimates that world oil demand averaged more than 81 million b/d in the first quarter, an increase of 2.3 percent from the first quarter of 2003. Industry analysts have expected a seasonal decrease in the demand in the second quarter, but at present more and more analysts are announcing that they have underestimated the demand for oil. Thus, the downward adjustment in the present quarter will most probably be less than originally expected.

The world tanker fleet totalled 295.3 million dwt at the end of the first quarter 2004, an increase of 2.1 percent over the quarter. The world VLCC fleet increased marginally from 433 to 435 vessels. The total orderbook expanded to 83 vessels as a total of 15 VLCC's was ordered during the quarter. This represents 19 percent of the current VLCC fleet. Three VLCC's were scrapped in the same period.

The tanker market looks healthy for the remainder of the year. At present we are far enough into the second quarter to say that the crash in earnings that many observers were predicting did not take place. The freight futures market seems to be reflecting this view, and at the moment it is possible to sell freight futures for the rest of the year at a level that equates to approximately US$55,000 per day on VLCC.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.


May 14, 2004
The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda


Questions should be directed to:

Contact:    Ola Lorentzon
            + 46 703 998886

            Inger M. Klemp
            + 47 23 11 40 76

            Kate Blankenship
            + 47 971 53 563

         KNIGHTSBRIDGE TANKERS LIMITED FIRST QUARTER REPORT (UNAUDITED)

--------------------------------------------------------------------------------------------
INCOME STATEMENT                                           2004          2003          2003
(in thousands of $)                                     Jan-Mar       Jan-Mar       Jan-Dec
                                                    (unaudited)   (unaudited)   (unaudited)
--------------------------------------------------------------------------------------------
Operating revenues                                       36,561        23,046        75,246
Voyage expenses                                           1,302             -             -
Ship operating expenses                                     601             -             -
Administrative expenses                                     376           208           864

Operating income before depreciation                     34,282        22,838        74,382
Depreciation                                              4,358         4,398        17,593

Operating income after depreciation                      29,924        18,440        56,789
Interest income                                              26             6            55
Interest expense                                        (2,300)       (2,218)        (9,332)
Other financial items                                   (4,279)         (105)          (50)

Net income (loss)                                        23,371        16,123        47,462


Average number of ordinary shares outstanding            17,100        17,100        17,100

Earnings per Share ($)                                                 $ 0.94
                                                        $1.37                        $2.78
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
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BALANCE SHEET                                              2004          2003          2003
(in thousands of $)                                      Mar 31        Mar 31        Dec 31
                                                    (unaudited)   (unaudited)   (unaudited)
--------------------------------------------------------------------------------------------

ASSETS
Short term
Cash and cash equivalents                                42,347            78         6,312
Other current assets                                     22,424        23,203        22,665
Long term
Vessels and equipment, net                              315,050             -             -
Vessels under capital lease, net                              -       332,603       319,408
Deferred charges and other long-term assets                 346           336            58

Total assets                                            380,167       356,220       348,443

LIABILITIES AND STOCKHOLDERS' EQUITY

Short term
Short term interest bearing debt                         11,200         8,400       125,397
Other current liabilities                                 9,640         2,166         7,519
Long term
Long term interest bearing debt                         128,800       116,997             -
Other long term liabilities                                   -        10,630             -
Stockholders' equity                                    230,527       218,027       215,527

Total liabilities and stockholders' equity              380,167       356,220       348,443
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
STATEMENT OF CASHFLOWS                                     2004          2003          2003
(in thousands of $)                                     Jan-Mar       Jan-Mar       Jan-Dec
                                                    (unaudited)   (unaudited)   (unaudited)
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OPERATING ACTIVITIES
Net income (loss)                                        23,371       16,122        47,462
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation and amortisation                             4,358        4,398        17,593
Adjustment of financial derivatives to market             4,295            -             -
value
Other                                                        61           93           372
Change in operating assets and liabilities                3,377     (13,066)      (12,487)
Net cash provided by operating activities                35,462       7,547         52,940

FINANCING ACTIVITIES
Proceeds from long-term debt, net of fees paid          139,650            -             -
Repayments of long-term debt                          (125,397)            -             -
Dividends paid                                         (13,680)      (7,695)      (46,854)
Net cash used in financing activities                       573      (7,695)      (46,854)

Net decrease in cash and cash equivalents                36,035        (148)         6,086
Cash and cash equivalents at start of period              6,312          226           226
Cash and cash equivalents at end of period               42,347           78         6,312
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

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                          Knightsbridge Tankers Limited
                                 ----------------------------------------------
                                                  (Registrant)




Date       May 14, 2004       By              /s/ Kate Blankenship
           -----------------    ----------------------------------------------
                                                Kate Blankenship
                                                    Secretary



01655.0002 #486585